EXHIBIT 99.1

Algonquin Power & Utilities Corp. Announces Closing of APCo Debenture Offering

/NOT FOR DISSEMINATION IN THE UNITED STATES OR FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES/

OAKVILLE, ON, July 25, 2011 /CNW/ - Algonquin Power & Utilities Corp. (“APUC”) (TSX: AQN) today announced that Algonquin Power Co. (“APCo”), APUC’s power generation subsidiary, has completed the previously announced private placement offering of debentures (“APCo Debentures”).

Pursuant to the closing of the offering, APCo issued a principal amount of $135 million in APCo Debentures bearing interest at a rate of 5.50% per annum, calculated semi-annually. Semi-annual interest payments will be payable on January 25 and July 25 each year, commencing on January 25, 2012. The APCo Debentures mature on July 25, 2018.

Net proceeds from the APCo Debentures will be used to repay the project debt on APCo’s St. Leon Wind Energy Facility maturing in October 2011, and to reduce amounts outstanding under APCo’s senior credit facility.

The APCo Debentures have been assigned a credit rating of “BBB low” with a stable trend by DBRS Limited and a credit rating of “BBB-” with a stable outlook by Standard & Poor’s Rating Service.

“We are very pleased to conclude this offering of APCo’s inaugural issue of debentures”, stated David Bronicheski, Chief Financial Officer of APUC. “APCo now has a new fixed income investor base on which to finance the company’s strong stable portfolio of assets. We have also strengthened the overall capital structure of APCo with a long term financing on attractive terms that provides the company with additional financial flexibility to execute on its business plans.”

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful. The offer and sale of the APCo Debentures will not be registered under the United States Securities Act of 1933, as amended (“Securities Act”) and the APCo Debentures may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state securities laws.

The APCo Debenture offering was co-led by National Bank Financial Inc. and BMO Capital Markets.

About Algonquin Power & Utilities Corp.

Through its distinct operating subsidiaries, APUC owns and operates a diversified portfolio of $1.1 billion of clean renewable electric generation and sustainable utility distribution businesses in North America. Liberty Water Co., APUC’s water utility subsidiary, provides regulated water utility services to more than 73,000 customers with a portfolio of 19 water distribution and wastewater treatment utility systems and has entered into agreements to acquire additional utility systems serving 7,400 customers. Through its wholly owned subsidiary Liberty Energy Utilities Co., APUC provides regulated electricity and natural gas distribution services, currently serving more than 47,000 electric customers in the Lake Tahoe, CA area. Pursuant to previously announced agreements, Liberty Energy Utilities Co. is committed to acquiring Granite State Electric Company, a New Hampshire electric distribution company, EnergyNorth Natural Gas Inc., a regulated natural gas distribution utility and certain regulated natural gas distribution assets in Missouri, Illinois and Iowa, which together serve approximately 213,000 customers. Algonquin Power Co. (APCo), APUC’s electric generation subsidiary, includes 45 renewable energy facilities and 12 thermal energy facilities representing more than 460 MW of installed capacity. Pursuant to a previously announced agreement APCo will be acquiring a partial interest in an existing 370MW portfolio of New England and New York wind projects and development opportunities representing an additional 1,200MW of wind generation projects. APUC and its operating subsidiaries deliver continuing growth through an expanding pipeline of greenfield and expansion renewable power and clean energy projects, organic growth within its regulated utilities and the pursuit of accretive acquisition opportunities. APUC’s common shares and convertible debentures are traded on the Toronto Stock Exchange under the symbols AQN, AQN.DB.A and AQN.DB.B. Visit Algonquin Power & Utilities Corp. on the web at www.AlgonquinPowerandUtilities.com.

Caution Regarding Forward-Looking Information

Certain statements included in this news release contain information that is forward-looking within the meaning of certain securities laws, including information and statements regarding prospective results of operations, financial position or cash flows. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. APUC cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors include those set out in the management’s discussion and analysis in the most recently published annual report and quarterly report, and APUC’s Annual Information Form. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, APUC undertakes no obligation to update any forward-looking statements or information to reflect new information, subsequent or otherwise.

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For further information:

Kelly Castledine

Algonquin Power & Utilities Corp.

2845 Bristol Circle, Oakville, Ontario, L6H 7H7

Telephone: (905) 465-4500

CO: Algonquin Power & Utilities Corp.

CNW 11:32e 25-JUL-11